Exhibit 99.2

Luna Gold Corp.

(An Exploration Stage Company)

Pro Forma Consolidated Financial Statements

(Unaudited)

December 31, 2006

(Expressed in U.S. dollars)

Luna Gold Corp.

(An Exploration Stage Company)

Pro Forma Consolidated Balance Sheet

(Unaudited)

As at December 31, 2006

(Expressed in U.S. dollars)

	Luna Gold Corp. $	Aurizona Goldfields Corporation $	Pro Forma Adjustments and Eliminating Entries $ (Note 3)		Pro Forma Consolidated Luna Gold Corp. $

Assets

Current assets
Cash and cash equivalents	17,576	4,658	(1,401,693)	(a)	1,721,733
			3.239,459	(b)
			(138,267)	(b)
Short term investments	59,539	--	--		59,539
Amounts receivable	6,621	--	--		6,621
	83,736	4,658	1,699,499		1,787,893

Deposits	10,775	--	--		10,775
Equipment	969	--	--		969
Resource Property Costs	--	--	8,320,156	(a)	8,320,156
	95,480	4,658	10,019,655		10,119,793

Liabilities

Current liabilities
Accounts payable and accrued liabilities	111,642	108,591	--		220,233
Payables to related parties	9,122	--	--		9,122
Current portion of amount due to DNPM	--	246,169	--		246,169
Current portion of long-term debt	--	--	1,777,777	(a)	1,777,777
	120,764	354,760	1,777,777		2,253,301

Due to Departamento Nacional de Produção Mineral	--	923,150	--		923,150
Due to Related Parties	--	12,548,412	(12,548,412)	(a)	--
Long-term Debt	--	--	2,899,751	(a)	2,899,751
	120,764	13,826,322	(7,870,884)		6,076,202

Shareholders’ Equity (Deficiency)

Share capital (Note 4)	7,423,654	20,000,000	(20,000,000)	(a)	10,980,640
			967,683	(a)
			2,779,460	(b)
			(190,157)	(b)
Contributed Surplus	1,003,807	--	459,999	(b)	1,515,696
			51,890	(b)
Deficit	(8,489,511)	(33,821,664)	33,821,664	(a)	(8,489,511)
Cumulative translation adjustment	36,766	--	--		36,766
	(25,284)	(13,821,664)	17,890,539		4,043,591
	95,480	4,658	10,019,655		10,119,793

See accompanying notes.

Luna Gold Corp.

(An Exploration Stage Company)

Pro Forma Consolidated Statement of Operations

(Unaudited)

For the Year Ended December 31, 2006

(Expressed in U.S. dollars)

	Luna Gold Corp. $	Aurizona Goldfields Corporation $	Pro Forma Adjustments and Eliminating Entries $ (Note 3)	Pro Forma Consolidated Luna Gold Corp. $

Expenses
Amortization	1,030	--	--	1,030
Exploration expenses	336,311	660,039	--	996,350
General and administrative	155,079	31,395	--	186,474
Management fees to related parties	26,447	--	--	26,447
Professional fees	251,336	162,228	--	413,564
Stock-based compensation	128,713	--	--	128,713
Travel and conference	32,661	--	--	32,661
Wages and benefits	90,876	--	--	90,876
Write-off of amounts receivable	31,010	--	--	31,010
Expense recovery	(18,355)	--	--	(18,355)
Total Expenses	1,035,108	853,662	--	1,888,770

Loss from operations	(1,035,108)	(853,662)	--	(1,888,770)
Foreign exchange	(25,593)	73,446	--	47,853
Interest income	15,383	--	--	15,383

Loss for the period	(1,045,318)	(780,216)	--	(1,825,534)

Loss per share

Basic and diluted				0.05

Weighted average number of common shares				35,832,025

See accompanying notes.

1

Basis of Presentation

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a business acquisition report to reflect the acquisition of all the issued and outstanding shares by Luna Gold Corp. (“Luna” or the “Company”) of Aurizona Goldfields Corporation (“Aurizona”), a Canadian company, which is in the business of acquiring, exploring and developing mineral properties located principally in Brazil.

The pro forma consolidated financial statements should be read in conjunction with the historical financial statements of each entity. Financial statements of Luna Gold Corp. as at December 31, 2006 and the consolidated financial statements of Aurizona Goldfields Corporation as at December 31, 2006 were used in the preparation of the pro forma consolidated balance sheet as at December 31, 2006 and the pro forma consolidated statement of operations for the year ended December 31, 2006.

In the opinion of management, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations include all material adjustments necessary for their fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the events reflected herein had taken place on the dates indicated or, of the financial position and operating results which may occur in the future.

2

Acquisition of Aurizona

On January 31, 2007 the Company completed the acquisition of all the shares of Aurizona from Brascan Recursos Naturais SA, Brascan Natural Resources SA (both wholly owned subsidiaries of Brascan Brasil and referred to collectively as “Brascan”) and Eldorado Gold Corporation (“Eldorado”).  The Company has agreed to make a series of staged payments, some of which are conditional upon the project reaching commercial production, to each of Eldorado and Brascan in exchange for the shares of Aurizona.  The purchase price is as follows:

•

$500,000 (paid) to each party and issued Eldorado 3,000,000 common shares of the Company at a fair value of C$0.38 per share ($967,683);

•

Brascan receiving $670,000 on January 31, 2009;

•

$1,000,000 to each party on January 31, 2008 and $1,500,000 on January 31, 2009;

•

$1,000,000 will be payable to each party on the first, second and third anniversary, contingent upon commencement of commercial production.

In addition the Company paid Brascan $401,693 for accrued operating expenses and fees relating to exploration rights.  The Company has also be assumed a fine payable to the Brazilian to Departamento Nacional de Produção Mineral for past fees due relating to exploration rights.

(1)

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition.  For purposes of computing the purchase price, the value of the common shares was determined by taking the closing price of the Company’s common stock as quoted on the TSX Venture Exchange for the two days before, the day of and the two days following the announcement of the signing of the share purchase agreement to acquire Aurizona.  Future cash payments which are conditional upon the project reaching commercial production have not been recognized in the purchase price.

The following sets forth the purchase price allocation to the assets acquired and liabilities assumed:

Cash	$1,401,693
Future cash payments	5,670,000
Common shares	967,683
Less: future cash payment discount	(992,472)
Total consideration	$7,046,904

Cash	$4,658
Resource property - Aurizona Project	8,320,156
Current liabilities	(354,760)
Long-term liabilities	(923,150)
Net assets acquired	$7,046,904

3

Pro forma Assumptions and Adjustments

The pro forma consolidated balance sheet as at December 31, 2006 has been prepared assuming that the acquisition occurred on December 31, 2006. The pro forma consolidated statement of operations for the year ended December 31, 2006 has been compiled assuming the acquisition occurred as at January 1, 2006.

The pro forma consolidated financial statements give effect to the following transactions:

a)

Acquisition of Aurizona, using the purchase method, and the related elimination of the share capital and deficit of Aurizona (Note 2).

b)

Completion of an 8,473,164 unit private placement at C$0.45 per unit for total proceeds of $3,239,459 (C$3,812,923).  Each unit consists of one common share and one half of one share purchase warrant.  Each whole warrant will entitle the holder to purchase an additional common share of the Company at a price of C$0.70 until July 31, 2008.  A cash finder’s fee in the aggregate of $93,026 (C$109,494) was paid and an aggregate of 275,080 agent’s warrants (fair value $51,890) were issued to various parties for introducing investors to the Company.  The exchange rate used was the rate in effect on January 31, 2007.

The fair value attributable to the common shares and warrants was $2,779,460 and $459,999, respectively.

(2)

The fair value of the common share purchase warrants were determined using the Black-Scholes pricing model using the following assumptions: average risk-free interest rate 4.04%; expected dividend yield 0%; expected stock price volatility 90%; expected life of warrants 1.5 years.

4

Pro Forma Share Capital

Details are as follows:

Authorized:

Unlimited common shares without par value

Issued and outstanding as at December 31, 2006

	Number	Amount $

Luna Gold Corp. share capital prior to acquisition	24,572,700	7,423,654

Shares issued for acquisition of Aurizona (Note 2)	3,000,000	967,683
Shares issued in common share offering	8,473,164	3,239,459
Proportional allocation of warrants attached to common shares	--	(459,999)
Share issuance costs – cash	--	(138,267)
Share issuance costs – non-cash	--	(51,890)

Pro forma balance – December 31, 2006	36,045,864	10,980,640

(3)